UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Vince Holding Corp.

(Exact name of registrant as specified in its charter)

Delaware	75-3264870
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

500 5th Avenue 20th Floor
New York, New York	10110
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

EXPLANATORY NOTE

Vince Holding Corp. (the “Company”) is filing this Form 8-A in connection with the transfer of the listing of its common stock, par value $0.01 per share (the “Common Stock”), from the New York Stock Exchange (the “NYSE”) to The Nasdaq Stock Market LLC (“Nasdaq”). The Company expects the listing and trading of its Common Stock on the NYSE to cease on the close of trading on October 20, 2025, and that listing will be effective and trading of its Common Stock will begin on Nasdaq at market open on October 21, 2025.

Item 1.	Description of Registrant’s Securities to be Registered.

The following summary of the terms of our capital stock is based upon our Amended and Restated Certificate of Incorporation (the “A&R Certificate of Incorporation”), as amended by the Certificate of Amendment of Amended and Restated Certificate of Incorporation (the “Certificate of Amendment” and together with the A&R Certificate of Incorporation, the “Certificate of Incorporation”), and our Third Amended & Restated Bylaws (the “Bylaws”). The summary is not complete and is qualified by reference to the A&R Certificate of Incorporation, the Certificate of Amendment and the Bylaws, which are filed as exhibits to our Current Reports on Form 8-K filed on November 27, 2013, September 8, 2017 and April 7, 2025, respectively, and are incorporated by reference herein. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

Authorized Capital Stock

The Company’s authorized capital stock consists of 250,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock do not have cumulative voting rights. Except in respect of matters relating to the election of directors, or as otherwise provided in the Certificate of Incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of the election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

Dividend Rights

The holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights and Preferences

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Choice of Forum

The Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is, to the fullest extent permitted by applicable law, the sole exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising under the DGCL, the Certificate of Incorporation or the Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Preferred Stock

The Certificate of Incorporation authorizes our board of directors to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Antitakeover Effects of Delaware Law and the Certificate of Incorporation and the Bylaws

The Certificate of Incorporation and the Bylaws contains provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified Board of Directors

The Certificate of Incorporation provides that our board of directors is divided into three classes, with each class serving three-year staggered terms. In addition, pursuant to our Certificate of Incorporation, directors may only be removed for cause and only upon the affirmative vote of the majority of our outstanding voting stock, at a meeting of our stockholders called for that purpose.

Requirements for Advance Notification of Stockholder Meetings

The Certificate of Incorporation provides that special meetings of the stockholders may be called only upon a resolution approved by a majority of the total number of directors that we would have if there were no vacancies.

Requirements for Nominations and Proposals at Stockholder Meetings

The Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. The Bylaws also provides that nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting (1) by or at the direction of our board of directors or (2) provided that our board of directors has determined that directors shall be elected at such meeting, by any stockholder who (i) is a stockholder of record both at the time the notice is delivered and on the record date for the determination of stockholders entitled to vote at the special meeting, (ii) is entitled to vote at the meeting and upon such election and (iii) complies with the notice procedures set forth in the Bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management, of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the Certificate of Incorporation provides otherwise. The Certificate of Incorporation provides that any action required or permitted to be taken by our stockholders may be effected only at a duly called annual or special meeting of our stockholders.

Business Combinations with Interested Stockholders

We have elected in the Certificate of Incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203.

Requirements for Amendments to our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

The Certificate of Incorporation provides that the provisions of the Certificate of Incorporation relating to the size and composition of our board of directors, limitation on liabilities of directors, stockholder action by written consent, the ability of stockholders to call special meetings, business combinations with interested persons, amendment of our Bylaws or Certificate of Incorporation and the Court of Chancery as the exclusive forum for certain disputes, may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. The Certificate of Incorporation also provides that the provision of the Certificate of Incorporation that deals with corporate opportunity may only be amended, altered or repealed by a vote of 80% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Broadridge Corporate Issuer Solutions, Inc.

Item 2.	Exhibits.

Pursuant to the Instructions as to Exhibits for Form 8-A, no exhibits are required to be filed as part of this registration statement because no other securities of the Company are listed on Nasdaq and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

VINCE HOLDING CORP.

Dated: October 20, 2025	By:	/s/ Akiko Okuma
Akiko Okuma
Chief Administrative Officer and General Counsel